         Paris la Défense,
On October 28, 2005

Mrs. Cecilia D. Blye
Chief, Office of Global Security Risk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-5546

Re:	Technip
Form 20-F for Fiscal Year ended December 31, 2004
File No. 1-15234

Dear Mrs. Blye:

         I refer to your letter dated September 29, 2005, relating to Technip’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the U.S. Securities and Exchange Commission (SEC) on June 30, 2005.

        Set forth below are our responses to your request for supplemental information relating to our business operations in Iran and Libya. For your convenience, we have repeated your comments along with our responses.

General

1.     Please advise us of all contacts with Iran and Libya not already disclosed in your 20-F.

        In response to the Staff’s comments, we are providing a list of all contacts with Iran and Libya not already disclosed in our 20-F.

Iran

        In early 2005, Technip was awarded a front-end engineering design (FEED) contract for a liquefied natural gas (LNG) complex in Tombak, Iran, worth approximately $18 million; and a FEED contract worth approximately $3.5 million for an Onshore Receiving Facility in Tombak, Iran. It is anticipated that both contracts will be completed in 2006.

        In 2003, Technip was awarded a contract for the design and construction of a steamcracker to be built on Kharg Island in the Persian Gulf. This contract came into force in 2005, and it is anticipated that work will be completed in 2007. This contract is worth approximately €184 million.

        In 2003, Technip was awarded a contract for the expansion of a Pyrolysis Hydrogenation Plant Expansion in Arak, Iran worth approximately $15 million and an engineering services contract in the Salman Field, Sirri Island in the Persian Gulf worth approximately $2.75 million. It is anticipated that they will be completed in 2005.

        As disclosed in our 20-F for the year ended December 31, 2001 (the first year during which Technip became an SEC registrant), Technip was awarded contracts for the design and construction of ethylene steamcrackers for the 9th and 10th complexes in Assaluyeh, Iran. It is anticipated that our work on the 9th and 10th complexes will be completed in 2006.

        In 2002, Technip was awarded a contract award for the design and construction of a low density polyethylene plant for the 9th complex at Assaluyeh, Iran. This contract is worth approximately €100 million and was entered into in Tehran on October 16, 2002. It is anticipated that this contract will be completed in 2006.

        In 2003, the ethylene contracts for 9th and 10th complexes were identified as amongst our principal Onshore/Downstream contracts in the Africa/Middle East region, as disclosed in our 20-F for the year ended December 31, 2003. In 2004, the ethylene contract for the 10th complex was identified as one of our principal Onshore/Downstream contracts in the Africa/Middle East region, as disclosed in our 20-F for the year ended December 31, 2004.

        As disclosed in our 20-F for the years ended December 31, 2004, 2003 and 2002, we acquired in April 2002 a 20% interest in Nargan, an Iranian engineering company, to allow us to be invited to tender for Iranian engineering projects.

        In 2001, Technip France established a branch office in Iran, which is a requirement of Iranian law in order to execute contracts in Iran. The Iranian Branch office is managed by an Iranian national Branch Manager and has seven Iranian national employees.

Libya

        In January 2005, Technip Germany, our German subsidiary, was awarded the Amel Field EPC contract in Libya worth approximately €40 million.

        As disclosed in a company press release dated August 17, 2004, Technip entered into a letter of intent in connection with the Bouri East Area Development Project. The final negotiated contract for this project was just entered into in October 2005 and is worth approximately €45 million.

        As disclosed in our 20-F for the year ended December 31, 2001, Technip had been engaged in connection with various aspects of the Western Libya Gas Project. Two contracts were entered into in 1999, the first for the basic design (FEED) and supervision and coordination of the project with a value of approximately €19.5 million per year. This contract was completed in 2004. The second contract was for project management activities (PMC), worth approximately €23.1 million per year, and it is anticipated that work on this second contract will be completed by the end of 2005.

        In 2001, Technip Oil & Gas BV established a branch office in Libya, which is a requirement of Libyan law in order to execute contracts in Libya. The Libyan Branch office is managed by an Italian national Branch Manager and has three Libyan national employees.

        In addition to our ongoing contracts, we periodically bid and/or are invited to bid our services to potential clients in both Iran and Libya. We are currently waiting to hear on the status of a proposal for general maintenance services in Libya and on the status of two proposals in connection with natural gas projects in Iran.

2.     Advise us as to whether any products or services you have provided to these countries can be used in a nuclear program and/or put to military use.

        We have not provided any products or services to Iran or Libya that can be used in a nuclear program and/or put to military use.

3.     Advise us of the materiality to you of your operations in Iran and Libya; and advise us of your view as to whether those operations constitute, either individually or in the aggregate, a material investment risk for your security holders.

        Our operations in Iran and Libya are not material to us or our operations, and they do not constitute, either individually or in the aggregate, a material investment risk for our security holders.

        As disclosed in our 20-F for the year ended 2004, our net sales to Iran in 2004 amounted to approximately €218.3 million (approximately U.S. $271.4 million), representing approximately 4% of net sales for Technip in 2004; and our backlog in Iran amounted to approximately €237.3 million (approximately U.S. $295 million), representing approximately 3.5% of our backlog in 2004. We currently anticipate that these amounts will decrease in 2005. On an operating income basis, our operations in Iran represent an even smaller contribution to our group results.

        Our net sales and backlog in Libya were immaterial to our operations in 2004, representing approximately 1% of net sales and 1% of backlog.

        In considering the materiality of our operations we have considered quantitative factors as well as factors that a reasonable investor would deem important in making an investment decision, such as the potential impact of corporate activities upon Technip’s reputation and share value. From a qualitative perspective, to our knowledge, our operations in Iran and Libya do not have an effect on our share price or on our business reputation.

4.     Please revise your discussions regarding ILSA to make clear that ILSA was adopted with the objective of denying Iran and Libya the ability to support acts of international terrorism and fund the development or acquisition of weapons of mass destruction.

        In response to the Staff’s comments, Technip will, in future filings, make clear that ILSA was adopted with the objective of denying Iran and Libya the ability to support acts of international terrorism and fund the development of acquisition of weapons of mass destruction.

*      *     *

        We hereby acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in its filings. We further acknowledge that staff comments or changes to our disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings. Finally, we acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Daniel Valot
Daniel Valot
Chairman and Chief Executive Officer

cc:	Pamela Long
Assistant Director, Division of Corporation Finance

Jack Guggenheim
Office of Global Security Risk

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